SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MACKENZIE SPECIFIED
       INCOME FUND, L.P.; MACKENZIE FUND VI, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
      MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC;
                            and MP DEWAAY FUND, LLC

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                          Copy to:
Christine Simpson                         Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                 Derenthal & Dannhauser
1640 School Street                        One Post Street, Suite 575
Moraga, California  94556                 San Francisco, California  94104
(925) 631-9100                            (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                         Amount of
          Valuation*                                          Filing Fee

          $5,200,000                                           $1,040

* For purposes of calculating the filing fee only. Assumes the purchase of 8,000 Units at a purchase price equal to $650 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1,040
         Form or Registration Number: Schedule TO
         Filing Party: Above-named Bidders
         Date Filed: September 13, 2000

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

         This amendment number 1 to Tender Offer Statement on Schedule TO relates to the offer by MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MACKENZIE FUND VI, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC; and MP DEWAAY FUND, LLC (collectively the "Purchasers") to purchase up to 8,000 assignee units of limited partnership interest (the "Units") in OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP, a Maryland limited partnership (the "Issuer"), the subject company, at a purchase price equal to $650 per Unit, less the amount of any distributions declared or made with respect to the Units between September 13, 2000 (the "Offer Date") and October 25, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached to the initial schedule as Exhibits (a)(1) and (a)(2), respectively.

         As of September 29, 2000, the Purchasers accepted an offer by AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC., an affiliate of the Partnership's general partner, to purchase all 988 Units owned by the Purchasers and their Affiliates for a purchase price of approximately $845 per Unit in cash. Affiliates of the general partner hold in excess of 5% of the outstanding Units and are therefore persons who have filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act with respect to the Units. The acquisition of the Purchasers' Units would constitute an acquisition of an additional number of Units equal to approximately 4.17% of the outstanding Units. As stated in the Offer to Purchase in Section 13, "Conditions of the Offer",

         "The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following  conditions  exists:  ....... (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that ..... any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units."

         As the condition described in the foregoing paragraph has occurred, the Purchasers hereby terminate the Offer. As of the date hereof, no Units had been tendered and not withdrawn. The Purchasers will not accept any Units tendered pursuant to the Offer in the future, and will promptly return any such Units tendered to them.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 3, 2000

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

 MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President























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